Exhibit 1

Announcement | Lisbon | 4 September 2014

Clarification of PT’s General Meeting Chairman

Portugal Telecom, SGPS S.A. (“PT”) informs on clarification of PT’s General Meeting Chairman related to the Extraordinary General Meeting of shareholders, convened for 8 September 2014.

The document attached hereto is a translation of the General Meeting Chairman’s letter.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York StockExchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Chairman of the Board of the General Meeting of Shareholders

Decision

Within the preparation of the extraordinary general meeting of shareholders of Portugal Telecom, SGPS, SA, convened for 8 September 2014 and for the smooth course of the work, I hereby inform that, unless a subsequent event justifies a different opinion:

1.     The single item on the agenda is related with a relationship between the company and its shareholder Telemar Norte Leste, SA; such relationship, as of this moment, may objectively cause a conflict of interests which is unrelated with the bylaws; as such, under article 384.6, of the Portuguese Companies Code, said shareholder may not vote, but may fully participate in the meeting;

2.     Due to the type of matters involved, their antecedents and by an extensive interpretation of articles 383.2 and 386.2, of the Portuguese Companies Code, the general meeting may only deliberate if shareholders holding, at least, shares corresponding to one third of the share capital are present or represented, being required, for the approval of the proposal corresponding to single item on the agenda, a majority of two thirds of the votes cast.

Lisbon, 4 September 2014.

The Chairman of the Board of the General Meeting of Shareholders

(Prof. Doutor António Menezes Cordeiro)